Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2018	2017	2018	2017
Income before income taxes	$806	$320	$2,215	$1,870
Interest	86	95	265	276
Portion of rentals deemed to be interest	15	16	46	46
Income available for fixed charges	$907	$431	$2,526	$2,192
Fixed charges:
Interest	$86	$95	$265	$276
Portion of rentals deemed to be interest	15	16	46	46
Total fixed charges	$101	$111	$311	$322
Ratio of earnings to fixed charges	8.93	3.89	8.10	6.81

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.

81